LightPath Technologies, Inc. S-8

EXHIBIT 4.14

Amendment No. 5 to Amended and Restated
LightPath Technologies, Inc. Omnibus Incentive Plan

PROPOSED AMENDMENT NO. 5 TO THE
AMENDED AND RESTATED LIGHTPATH TECHNOLOGIES, INC.
OMNIBUS INCENTIVE PLAN
January 31, 2013

The Amended and Restated LightPath Technologies, Inc. Omnibus Incentive Plan (the “Plan”) is hereby amended by increasing the “Plan Maximum,” as defined in Section 6 of the Plan, from 1,715,625 shares of Class A Common Stock to 2,715,625 shares of Class A Common Stock, subject to adjustment as provided in Section 15 of the Plan. This Amendment No. 5 to the Amended and Restated LightPath Technologies, Inc. Omnibus Incentive Plan was adopted by the Board of Directors on October 25, 2012, and approved by the stockholders of LightPath Technologies, Inc. on and effective as of January 31, 2013.